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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40615



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lloyd, Scott & Valenti, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 N. Lamar Blvd., Suite 408
(No. and Street)

Austin, Texas 78752
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis T. L. Gordon (512) 989-8399
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan T. Tuttle, C.P.A.
(Name — if individual, state last, first, middle name)

6111 Beverly Hill, Suite 6 Houston, Texas 77057
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sterling S. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lloyd, Scott & Valenti, Inc., as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



CAROL HOLDEN
Notary Public, State of Texas
My Commission Expires
OCTOBER 1, 2005

Notary Public 2.28-02

Signature 2-28-02

Sterling S. Lee, President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LLOYD, SCOTT & VAENTI, LTD.

ANNUAL AUDITED REPORT
DECEMBER 31, 2001

CONFIDENTIAL TREATMENT REQUESTED
PER RULE 17A-5(e)(3)

NATHAN T. TUTTLE
CERTIFIED PUBLICACCOUNTANT
HOUSTON, TEXAS

NATHAN T. TUTTLE
Certified Public Accountant

6111 Beverly Hill, Suite 6 Telephone (281) 216-
5338
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Lloyd, Scott & Vaenti, Ltd.
Houston, Texas

I have audited the accompanying statement of financial condition of Lloyd, Scott & Vaenti, Ltd. (a Texas Corporation) as of December 31, 2001, and the related statement of operations, cash flows, and changes in stockholders' equity year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on this audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lloyd, Scott & Vaenti, Ltd. as of December 31, 2001, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedule 1 and Schedule 2 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 14, 2001



LLOYD SCOTT & VALENTI, LTD.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents		$ (721)
Clearing Deposits		40,448
Receivable from broker-dealers and clearing organization		9,208
Accounts receivable		12,713
Other assets		3,399
Total assets		$ 65,047

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 15,301
Commissions payable		10,914
Total liabilities		26,215
Stockholders' equity		
Common stock, $.01 par value		
Authorized 100,000 shares; issued and outstanding 13,141 shares	$ 8,000	
Additional paid-in capital	128,712	
Accumulated deficit	(97,880)	
Total stockholders' equity		38,832
Total liabilities and stockholders' equity		$ 65,047

The accomanying Notes to Financial Statements are an integral part of this statement.

LLOYD SCOTT & VALENTI, LTD.

Statement of Operations

December 31, 2001

Revenues:		
Commission income	168,045	
Other income	99,667	
Interest	1,009	
Dividend	682	
Total revenues		$ 269,403
Expenses		
Compensation and benefits	68,296	
Floor brokerage and clearing costs	179,931	
Communications	952	
Professional fees	3,243	
Administrative fees	23,657	
Other	40,842	
Total expenses		316,921
Net loss		$ (47,519)

The accomanying Notes to Financial Statements are an integral part of this statement.

LLOYD SCOTT & VALENTI, LTD.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash Flows from operating activities:	
Net loss	(47,519)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organization	48,343
Increase in clearing deposit	(20,080)
Increase in accounts receivable	(12,713)
Increase in other assets	(3,399)
Decrease in commissions payable and accrued liabilities	(23,625)
Net cash used by operating activities	(58,993)
Cash Flows from financing activities:	
Proceeds from sale of common stock	56,380
Net decrease in cash	(2,613)
Cash at December 31, 2000	1,892
Cash at December 31, 2001	(721)

The accompanying Notes to Financial Statements are an integral part of this statement.

LLOYD SCOTT & VALENTI, LTD.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balance at beginning of year	$ 8,000	$ 72,332	$ (50,361)	$ 29,971
Net loss			(47,519)	(47,519)
Contributed capital		56,380		56,380
Balance at end of year	$ 8,000	$ 128,712	$ (97,880)	$ 38,832

The accomanying Notes to Financial Statements are an integral part of this statement.

Schedule 1

LLOYD SCOTT & VALENTI, LTD.

Computation of Liquid Capital

December 31, 2001

Total capital		
Stockholders' equity	$	38,832
Less nonallowable assets:		
Other Assets		(12,742)
Liquid capital before other deductions/charges		26,090
Haircuts on securities		(421)
Liquid capital		25,669
Minimum liquid capital requirement		5,000
Liquid capital in excess of required amount	$	20,669
Aggregate indebtedness	$	26,215
Ratio: Aggregate indebtedness to net capital		1.27

The accomanying Notes to Financial Statements are an integral part of this statement.

Schedule 2

LLOYD SCOTT & VALENTI, LTD.

Reconciliations Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission

December 31, 2001

A. Reconciliation of Computation of Net Capital:

1. Net Capital, per FOCUS Report, Part IIA, page 10, line 15	$	25,669
2. Aggregate Indebtedness, per FOCUS Report Part IIA, page 10, line 20	$	26,215

The above computation does not differ materially from that filed by Lloy Scott & Velenti, Ltd. with the NASD on Form X-17A-5 on January 25, 2002

The accomanying Notes to Financial Statements are an integral part of this statement.

LLOYD SCOTT & VALENTI, LTD.

Notes to Financial Statements
December 31,2001

1. Organization

Lloyd Scott & Valenti, Ltd. ("LSVL"), a Texas corporation, is a broker-dealer registered under the Securities Exchange Act of 1934. LSVL conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting prepared in accordance with generally accepted accounting principles. LSVL has adopted a calendar year.

Commission revenues and related expenses are recorded on a trade date basis.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

LSVL accounts for income taxes in accordance with Statement of Financial Standards No. 109 "Accounting for Income Taxes." This standard requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal item resulting in the difference is net operating loss carryovers.

3. Net Capital

LSVL, as a registered broker-dealer in securities is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the National Association of Securities Dealers, Inc. Such rules prohibit LSVL from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

At December 31, 2001, LSVL had a net capital requirement of $5,000 and aggregate indebtedness and net capital of $26,215 and $25,669 respectively, a ratio of 1.27 to 1.

4. Income Taxes

For the year 2001, deferred taxes are provided for temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. Deferred income tax assets for 2001 in the amount of $16,156 are a result of a net operating loss carry-forward.

At the end of 2001, LSVL has no assurance that future taxable income will be sufficient to fully utilize the net operating loss carry forwards in the future. Consequently, LSVL has established a valuation allowance of $16,156 to fully offset this asset and will expire in 2021, unless utilized sooner.

5. Related Party Transactions

During 2001, LSVL paid administrative fees of $23,657 to Devenshire Forte, Ltd (see note 8).

6. Commitments

LSVL entered into a best efforts non-exclusive selling agreement with Phoenix Worldwide Industries, Inc. in accordance with Regulation D. There was no minimum contingency and investors made checks payable directly to the issuer. The agreement terminated per agreement on December 24, 2001.

7. Off-Balance Sheet Risk and Concentration of Credit Risk

LSVL, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose LSVL to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. LSVL does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

LSVL transacts its business with customers located throughout the United States.

8. Administrative Fees

LSVL is wholly owned by it s parent company, Devonshire Forte, Ltd., a Delaware corporation. Under a letter agreement dated February 1, 2000, Devenshire Forte Ltd. provides LSVL administrative support services, including payment and administration of employees' salaries and payment and administration of certain accounts payable. The agreement does not enforce the fee payment if resulting in LSVL falling below net capital requirements.

Nathan T. Tuttle
Certified Public Accountant
6111 Beverly Hill, Suite 6
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Lloyd, Scott & Vaenti, Ltd.:

In planning and performing my audit of the financial statements and supplemental schedules of Lloyd, Scott & Vaenti, Ltd. as of and for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide an assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Lloyd, Scott & Vaenti, Ltd. including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Lloyd, Scott & Vaenti, Ltd. does not carry securities for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons

Recordation of differences required by rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Lloyd, Scott & Vaenti, Ltd. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Lloyd, Scott & Vaenti, Ltd. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



February 14, 2001

Nathan T. Tuttle, CPA